SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                           SHOPCO LAUREL CENTRE, L.P.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                            Limited Partnership Units
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    825087109
-------------------------------------------------------------------------------
                                 (CUSIP Number)

  Ross S. Weiner                                      Jeffrey B. Citrin
30 West 61st Street                                   950 Third Avenue
   Suite 28E                                             17th Floor
New York, NY 10023                                   New York, NY 10022
 (212) 315-3079                                        (212) 758-5106

                                 with a copy to:
                             Robert G. Minion, Esq.
                           Lowenstein, Sandler, Kohl,
                              Fisher & Boylan, P.A.
                              65 Livingston Avenue
                           Roseland, New Jersey 07068
                                 (201) 992-8700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 October 1, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                      Ross S. Weiner and Jeffrey B. Citrin
--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions):
   (a) |X|
   (b) [ ]
--------------------------------------------------------------------------------
3) SEC Use Only
--------------------------------------------------------------------------------
4) Source of Funds (See Instructions):  WC; PF
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                 Not Applicable
--------------------------------------------------------------------------------
6) Citizenship or Place of Organization:       United States
--------------------------------------------------------------------------------
Number of                                   7) Sole Voting Power:             *
Shares Beneficially                         8) Shared Voting Power:           *
Owned by
Each Reporting                              9) Sole Dispositive Power:        *
Person With:                               10) Shared Dispositive Power:      *

--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person: 333,200*
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                                 Not Applicable
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row
    (11):      7.2%*
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions): IA, IN
--------------------------------------------------------------------------------
* 92,200 limited partnership Units (2.0%) of Shopco Laurel Centre, L.P. are owned by Nesher Investors I, L.L.C., a Delaware limited liability company ("Nesher"). 100 limited partnership Units (0.1%) of Shopco Laurel Centre, L.P. are owned by the individual retirement account of Ross S. Weiner (the "IRA"). 61,084 limited partnership Units (1.3%) of Shopco Laurel Centre, L.P. are owned by Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"). 70,266 limited partnership Units (1.5%) of Shopco Laurel Centre, L.P. are owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). 13,300 limited partnership Units (0.2%) of Shopco Laurel Centre, L.P. are owned by Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"). Ross Weiner possesses sole voting and investment control over the Units of Shopco Laurel Centre, L.P. owned by Nesher and the IRA. Jeffrey Citrin, in his capacity as the managing partner of Blackacre Capital Group, L.P. ("Blackacre"), an affiliate of Cerberus, International and Ultra, possesses voting and investment control over the Units of Shopco Laurel Centre, L.P. owned by Cerberus, International and Ultra. In addition, 96,250 limited partnership Units (2.1%) of Shopco Laurel Centre, L.P. are owned by various other persons and entities for which Jeffrey Citrin, in his capacity as the managing partner of Blackacre, possesses certain investment authority with respect to the limited partnership Units of Shopco Laurel Centre, L.P.

Item 5. Interest in Securities of the Issuer.

     Based upon information set forth in SLC's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996, on June 30, 1996 there were issued and outstanding 4,660,000 limited partnership Units of SLC. As of October 1, 1996, Nesher owned 92,200 of such Units, or 2.0% of those outstanding; the IRA owned 100 of such Units, or 0.1% of those outstanding; Cerberus owned 61,084 of such Units, or 1.3% of those outstanding; International owned 70,266 of such Units, or 1.5% of those outstanding; Ultra owned 13,300 of such Units, or 0.2% of those outstanding and the Funds in the aggregate owned 96,250 of such Units, or 2.1% of those outstanding. Ross Weiner possesses the power to vote and direct the disposition of all SLC Units owned by Nesher and the IRA. Jeff Citrin, in his capacity as the managing partner of Blackacre, an affiliate of Cerberus, International and Ultra, possesses (i) power to vote and direct the disposition of all units of SLC owned by each of Cerberus, International and Ultra and (ii) power to direct the disposition of the units of SLC owned by the Funds. The following table details the transactions by each of Nesher, the IRA, Cerberus, International, Ultra and the Funds in SLC Units since the filing of Schedule 13D Amendment No. 1 as of September 24, 1996 (all of which were effected in ordinary brokerage transactions):

                           I. Nesher Investors I, LLC

                                   (Purchases)

      Date                          Quantity                               Price

September 25, 1996                     300                                 $1.41
September 26, 1996                   5,000                                 $1.33
September 26, 1996                   1,000                                 $1.34
September 26, 1996                   1,000                                 $1.41
September 30, 1996                   1,000                                 $1.34
September 30, 1996                   1,000                                 $1.41
October 1, 1996                      3,000                                 $1.28

                                     (Sales)

     Date                           Quantity                               Price

September 25, 1996                   3,000                                 $1.73


                II. Ross S. Weiner Individual Retirement Account

                                   (Purchases)

                                      NONE

                                     (Sales)

                                      NONE

                           III. Cerberus Partners, L.P

                                   (Purchases)

      Date                          Quantity                               Price

September 25, 1996                   1,000                                 $1.41
September 30, 1996                   4,500                                 $1.34
October 1, 1996                      3,000                                 $1.28


                                     (Sales)

                                      NONE

                        IV. Cerberus International, Ltd.

                                   (Purchases)

      Date                          Quantity                               Price

September 26, 1996                   6,000                                 $1.41
September 30, 1996                   4,500                                 $1.34
October 1, 1996                      3,000                                 $1.28

                                     (Sales)

                                      NONE

                          V. Ultra Cerberus Fund, Ltd.

                                   (Purchases)

      Date                          Quantity                               Price

September 26, 1996                   2,000                                 $1.41

                                     (Sales)

                                      NONE

                                  VI. The Funds

                                   (Purchases)

      Date                          Quantity                               Price

September 30, 1996                   9,000                                 $1.41
October 1, 1996                      6,000                                 $1.28

                                     (Sales)

                                      NONE


                                    Signature

    After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                 October 4, 1996


                                  /s/ Ross S. Weiner
                                  ______________________________________________
                                  Ross Weiner, individually and in his capacity as the President of Gemsco Realty Advisors, Inc., the managing member of Nesher Investors I, L.L.C.



                                  /s/ Jeffrey B. Citrin
                                  _____________________________________________
                                  Jeffrey  Citrin,  in  his  capacity  as  the
                                  Managing Partner of Blackacre Capital Group, L.P.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).